DC BRANDS INTERNATIONAL, INC.
9500 W. 49th Avenue
Wheat Ridge, CO 80033

August 16, 2010

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler
                    Assistant Director

Re:	DC Brands International, Inc. Registration Statement on Form S-1 Filed May 10, 2010 and amended on June 22, 2010 and July 14, 2010 File No. 333-166714

Dear Mr. Riedler:

In accordance with the telephonic conference on August 16, 2010 with Bob Armstrong and Christine Allen regarding DC Brands International, Inc. (“DC Brands”), enclosed are pages 23, 30, F-2, F-3, F-4, F-7, and F-16 from Amendment No. 4 to DC Brands’ Form S-1, which have been marked to show changes from our prior submission.

This warrant valuation methodology will be carried thru the June 30, 2010 statements that will be included in the next filing as well.

Should you have any questions or need additional information, please do not hesitate to contact the undersigned.  Thank you for your courtesy.

Sincerely,

/s/  Bob Armstrong

Cash and cash equivalents include money market securities and commercial paper and marketable securities representing certificates of deposits maturing in less than one year that are considered to be highly liquid and easily tradable.  These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within the fair value hierarchy.

In addition, the FASB issued, "The Fair Value Option for Financial Assets and Financial Liabilities," effective for May 1, 2008. This guidance expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. We did not elect the fair value option for any of our qualifying financial instruments, other than those subject to a recent acquisition.

Warrant Liability

The warrant liability is calculated using a Barrier Option Model with MonteCarlo Simulation from Global Derivatives.com.  This model specifically addresses the fact that no additional shares of stock will need to be issued if our stock price hits the target (barrier) of $.50 or $.15.This amount is adjusted quarterly based upon the changes in valuation provided by the model.

Equity-Based Compensation

The computation of the expense associated with stock-based compensation requires the use of a valuation model.  The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation.  We currently use a Black-Scholes option pricing model to calculate the fair value of our stock options.  We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards.  This accounting guidance requires the recognition of the fair value of stock compensation in net income.  Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.

Recently Issued Accounting Standards

In June 2009, the FASB issued ASC 105 Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification TM (the “Codification”) has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”). All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. Rules and interpretive releases of the SEC issued under the authority of federal securities laws, however, will continue to be the source of authoritative generally accepted accounting principles for SEC registrants. Effective September 30, 2009, all references made to GAAP in our consolidated financial statements will include references to the new Codification. The Codification does not change or alter existing GAAP and, therefore, will not have an impact on our financial position, results of operations or cash flows.

In January 2010, the FASB issued Accounting Standard Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”). The new standard addresses, among other things, guidance regarding disclosure of the different classes of assets and liabilities, valuation techniques and inputs used, activity in Level 3 fair value measurements, and the transfers between levels. ASU No. 2010-06 is effective for the annual reporting period beginning after December 15, 2009. The Company will provide the required disclosures beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2010. The Company does not anticipate that the adoption of the Update will have a material impact to the Company’s financial position, results of operations or cash flows.

In February 2010, the FASB issued Accounting Standard Update (“ASU”) No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements (“ASU No. 2010-09”).  The new standard addresses, among other things that an entity that is an SEC filer is no longer required to disclose the date through which subsequent events have been evaluated.  ASU No. 2010-10 is effective upon the issuance of the final Update. The Company has adopted this Update beginning with the Company’s S-1 filing for the year ending December 31, 2009.The adoption of this Update has not had a material impact to the Company’s financial position, results of operations or cash flows.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers

The following table sets forth the name of our executive officers and directors and the position held by each:

Name	Age	Position
Richard Pearce	49	President, Chief Executive Officer, and Chairman of the Board of Directors
Bob Armstrong	48	Chief Financial Officer
Jeremy Alcamo	36	Executive VP and Director serving on the Board
Wade Brantley	52	Director of Investor Relations and Director serving on the Board
Robert Nikkel	60	Chief Herbalist
Peter Papilion	55	Director serving on the Board

23

Series A Preferred Stock.

The Series A Preferred Stock has almost all of the same characteristics as the common stock and ranks pari passu with the common stock with respect to the payment of dividends and other distributions on the capital stock of the Company.  The Series A Preferred has the right to such number of votes as shall equal 51.25% of the outstanding voting capital stock.  The Series A Preferred Stock is subject to adjustment in the case of certain events.  The holders of Series A Preferred Stock vote with the common stock as of the time the vote is taken as one class.  The Series A Preferred Stock is not convertible into shares of common stock and has no redemption rights.

Warrants

The Company issued  14,630,000 Warrants exercisable for a maximum of 29,260,000 shares  from March to May 2009 in conjunction with the sale of Common Stock at $0.05 per Unit, each Unit consisting of a share of Common Stock and a Warrant.  In the event that the average trading price exceeds $0.50 per share over any consecutive 20 day period between the 12th and 24th months following the issue date of the Warrants, the Warrants become null and void.  In the event that the average trading price does not exceed $0.50 per share as set forth above, the Warrant may be exercised by the holder.  The Warrant is redeemable into the number of shares that would need to be issued to cause the holder to have achieved an average selling price of $0.50 per share had they sold their shares during the 60 days following the 24th month following this issue date of the Warrants. As the Measurement Period has not yet passed, the number of shares of common stock  for which the Warrants may be redeemed is not yet determinable.

The Company issued 14,750 ,000 Warrants  exercisable for a maximum of 29,500,000 shares  from August to December 2009 in conjunction with the sale of Common Stock at $0.05 per Unit, each Unit consisting of a share of Common Stock and a Warrant.  In the event that the average trading price exceeds $0.15 per share in the three-month period between the 12th and 15th months following the issue date of the Warrants (the “Measurement Period”), the Warrants may be redeemed by the Company at a nominal amount.  In the event that the average trading price does not exceed $0.15 per share during the Measurement Period, the Warrant may be exercised by the holder.  The Warrant is redeemable into the number of shares that would need to be issued to cause the holder to have achieved an average selling price of $0.15 per share had they sold their shares during the Measurement Period. As the Measurement Period has not yet passed, the number of shares of common stock  for which the Warrants may be redeemed is not yet determinable.

In June 2010, the Company issued a Warrant to one of its debt holders in conjunction with the restructuring of its debt. The Warrant is exercisable for 25,000,000 shares of the Company’s common stock at an exercise price of $.01 per share.  The Warrant contains a limitation on exercise that provides that the holder cannot exercise the warrant if such exercise would cause the holder to own in excess of 4.99% of the outstanding shares of common stock of the Company.  Such limitation can be waived by the holder upon 60 days notice.

Dividends .

We have not paid any dividends on our common stock.  The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition.  The payment of any dividends will be within the discretion of our board of directors.  It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations and, accordingly, the board does not anticipate paying any cash dividends in the foreseeable future.

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock.

Sales of Restricted Securities

Upon the completion of this offering, we will have 242,269,809 shares of common stock outstanding. Of the 242,269,809 outstanding shares at June 30, 2010, 237,373,142 shares are restricted securities we sold in prior private placements, of which none are currently eligible for sale under Rule 144 under the Securities Act of 1933.

Of the shares to be outstanding after the closing of this offering, the shares sold in this offering will be freely tradable without restriction under the Securities Act, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, generally may be sold in the public market only in compliance with Rule 144.

Rule 144

In general, Rule 144 is available for an issuer which previously was a “shell company”, commencing one (1) year after the issuer files Form 10 information with the Securities and Exchange Commission.  Our predecessor, Telamerge, was a shell company for the purposes of Rule 144. Under Rule 144, once it becomes available, a person who is one of our affiliates and has beneficially owned those shares of common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the number of our shares of common stock then outstanding, or 2,422,698 or the average weekly trading volume of our common stock during the four calendar weeks before a notice of sale on SEC Form 144 is filed.

Transfer Agent

Our transfer agent is Securities Transfer Corporation

30

DC Brands International, Inc.
Consolidated Balance Sheets
December 31, 2009 and 2008

	December 31,
	2009	2008

Assets
Current assets
Cash and cash equivalents	$81,362	$12,232
Accounts receivable	185,106	1,253
Inventory	364,991	87,297
Prepaid expenses	7,423	4,923
Total current assets	638,882	105,705

Property and equipment, net	166,608	243,207

Total assets	$805,490	$348,912

Liabilities
Current liabilities
Accounts payable	$573,208	$423,406
Accrued interest payable	206,332	58,943
Accrued liabilities	7,302	6,833
Related party payable	1,659,277	1,334,751
Warrant liability	-	-
Short-term notes payable and current portion of long-term debt	1,889,646	996,970
Total current liabilities	4,335,765	2,820,903
Long-term debt	1,908,375	3,496,485
Total liabilities	6,244,140	6,317,388

Commitments and contingencies (Note 5)

Stockholders' deficit
Preferred Stock, $0.001 par value; 25,000,000 shares authorized
Series A Preferred Stock, 100,000 shares authorized, shares issued
and outstanding - 95,000 shares in 2009 and 2008	91	91
Common Stock, $0.001 par value; 300,000,000
shares authorized, shares issued and outstanding
- 201,569,720 in 2009 and 117,929,720 in 2008	201,570	117,930
Additional paid in capital	64,746,790	58,559,544
Deferred charge	(375,844)	-
Accumulated deficit	(70,011,257)	(64,646,041)
Total stockholders' deficit	(5,438,650)	(5,968,476)

Total liabilities and stockholders' deficit	$805,490	$348,912

The accompanying notes are an integral part of these financial statements.

DC Brands International, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Net Revenues	$629,525	$249,780
Cost of goods sold	507,679	335,318
Gross margin	121,846	(85,538)

Operating Expenses
General and administrative (includes share based compensation of $597,338 in 2009 and $7,830,500 in 2008)	2,802,466	10,242,879
Sales and marketing (includes share based compensation of $35,204 in 2009 and $387,500 in 2008)	1,264,455	1,287,315
Impairment of intangible assets (Note 4)	-	11,465,669
Depreciation and amortization	85,207	1,001,441
Total operating expenses	4,152,128	23,997,304
Loss from operations	(4,030,282)	(24,082,842)

Other Expense
Interest expense	651,627	678,514
Reduction in interest expense - warrant liability	-	-
Loss on retirement of debt	683,307	1,465,000
Total other expense	1,334,934	2,143,514

Net Loss	$(5,365,216)	$(26,226,356)

Weighted average number of common shares outstanding	151,240,782	91,051,770

Basic and diluted net loss per common share	$(0.04)	$(0.29)

The accompanying notes are an integral part of these financial statements.

DC Brands International, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash used in operating activities
Net loss	$(5,365,216)	$(26,226,356)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	85,207	1,001,441
Common stock issued for services	632,532	8,266,000
Loss on retirement of debt	683,307	1,465,000
Amortization of debt discount	196,556	161,719
Write-down of inventory	14,316	94,342
Impairment of intangible assets	-	11,465,669
Changes in operating assets and liabilities:
Accounts receivable	(183,853)	11,501
Inventory	(292,010)	(6,189)
Prepaid expenses	(2,500)	(4,923)
Accounts payable	149,802	136,823
Accrued interest payable	147,389	374,582
Accrued liabilities	469	(12,114)
Related party payable	324,526	402,787
Warrant liability	-	-
Net cash used in operating activities	(3,609,475)	(2,869,718)

Cash used in investing activities
Purchase of property and equipment	(8,608)	(64,566)
Net cash used in investing activities	(8,608)	(64,566)

Cash used in financing activities
Proceeds from issuance of common stock	2,983,510	376,466
Proceeds from notes payable	760,205	2,669,256
Payment on notes payable	(56,502)	(152,700)
Net cash provided by financing activities	3,687,213	2,893,022
Net increase (decrease) in cash and cash equivalents	69,130	(41,262)
Cash and cash equivalents
Beginning of year	12,232	53,494
End of year	$81,362	$12,232

Supplemental Disclosure of Noncash
Investing and Financing Activities
Retirement of debt in exchange for common stock	$2,279,000	$3,840,000
Debt discount for stock issued with debt	$-	$463,000
Stock issued to acquire intangible assets	$-	$1,080,000
Prepaid expenses acquired with common stock	$375,844	$-

Supplemental Disclosure
Interest paid	$287,828	$138,783
Income taxes paid	$-	$-
Interest received	$-	$-

The accompanying notes are an integral part of these financial statements.

Inventory
Inventory consists of function water systems and nutritional supplements.  Inventory is classified as finished goods when assembled into product ready for sale.  Unassembled components are classified as raw materials.  Components partially assembled or in the process of assembly are classified as work in process.  Inventory is stated at lower of cost or market on a first-in first-out method.  Management establishes a reserve for damaged and discontinued inventory when the estimated market value is determined to be lower than cost.

Property and Equipment
Property and equipment is recorded at the original cost to the Company and is depreciated or amortized over estimated useful lives of three to five years, and leasehold improvements are amortized over the remaining life of the lease, using the straight-line method, commencing when the asset is placed in service.  Depreciation expense totaled $85,207 and $88,199, in 2009 and 2008, respectively.

Goodwill and Other Intangible Assets
Goodwill and trade names are not amortized, but are tested for impairment using a fair value approach.  The Company uses a two-step process for testing impairment. First, the fair value of the Company is compared to its carrying value to determine whether an indication of impairment exists.  If an impairment is indicated, then the fair value of the goodwill is determined by allocation of the Company’s fair value to its assets and liabilities (including any unrecognized intangible assets) as if the Company had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its fair value. The Company fully impaired its intangible assets in 2008.

The Company amortizes its identifiable intangible assets, formulas, over an estimated useful life of eight years.

Warrant Liability
The warrant liability is calculated using a Barrier Option Model with MonteCarlo Simulation from Global Derivatives.com.  The current stock price, the stock volatility for the prior twelve months and the risk free rate (treasury bills) equal to the remaining term of the warrants are the inputs used in this valuation model.  This model specifically addresses the fact that no additional shares of stock will need to be issued if our stock price hits the target (barrier) of $.50 or $.15 . This amount is adjusted quarterly based upon the changes in  valuation provided by the model. There were no warrants outstanding as of  December 31, 2008 and the valuation model produced a zero value of warrant liability as of December 31, 2009.

Income Taxes
The Company uses the liability method for accounting for income taxes.  Under this method, the Company recognizes deferred assets and liabilities based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.  The Company establishes a valuation allowance for all deferred tax assets for which there is uncertainty regarding realization.

DC Brands International, Inc.
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Series A Preferred Stock
The Series A Preferred Stock votes together with the common stock as a single class and the holders of the Series A Preferred Stock are entitled to such number of votes as shall equal 51.25% of the number of votes that may be cast by the outstanding shares of common stock.  The Series A Preferred Stock is not convertible into common stock and does not carry any redemption features.

Warrants
A summary of Warrant activity follows:

Maximum Number of Shares
Outstanding at December 31, 2008	-
Issued in conjunction with sale of Common Stock	58,760,000
Outstanding at December 31, 2009	58,760,000
Weighted average remaining contractual life (in years)	1.60

The Company issued 14,630 ,000 Warrants  exercisable for a maximum of 29,260,000 shares of common stock from March to May 2009 in conjunction with the sale of common stock at $0.05 per Unit, each Unit consisting of a share of common stock and a Warrant which expire between March 5, 2012 and May 29, 2012.  In the event that the average trading price exceeds $0.50 per share over any consecutive 20 day period between the 12th and 24th months following the issue date of the Warrants, the Warrants become null and void.  In the event that the average trading price does not exceed $0.50 per share as set forth above, the Warrant may be exercised by the holder.  The Warrant is redeemable into the number of shares that would need to be issued to cause the holder to have achieved an average selling price of $0.50 per share had they sold their shares during the 60 days following the 24th month following this issue date of the Warrants. The warrants are exercisable at an exercise price of $0.00 no additional funds need be provided by the holders in order to exercise the warrants and to obtain the underlying  shares once the milestone set forth above that allow for exercise is met. As the Measurement Period has not yet passed, the number of shares of common stock for which the Warrants may be redeemed is not yet determinable. For example if the average trading price of our common stock for the 60 days following the 24th month was $.20 the warrant holder is due $.30 of stock value.  Therefore they would be issued an additional 1 ½ shares of common stock ($.30 due / $.20 average value = 1 ½.)  If the average trading price of our common stock for the 60 days following the 24th month was $.40 the warrant holder is due $.10 of stock value.  Therefore they would be issued an additional 1/4 share of common stock ($.10 due / $.40 average value = 1/4.)   If the average trading price of our common stock for the 60 days following the 24th month was $.10 the warrant holder is due $.40 of stock value.  Therefore, because of the two share maximum,  they would be issued an additional 2 share of common stock ($.40 due / $.10 average value = 4 reduced to 2 because of maximum.)

The Company issued in 14,750,000 Warrants exercisable for a maximum of 29,500,000 shares of common stock  from August to December 2009 in conjunction with the sale of common stock at $0.05 per Unit, each Unit consisting of a share of common stock and a Warrant which expire between November 15, 2010 and March 15, 2011.  In the event that the average trading price exceeds $0.15 per share in the three-month period between the 12th and 15th months following the issue date of the Warrants (the “Measurement Period”), the Warrants may be redeemed by the Company at a nominal amount.  In the event that the average trading price does not exceed $0.15 per share during the Measurement Period, the Warrant may be exercised by the holder.  The Warrant is redeemable into the number of shares that would need to be issued to cause the holder to have achieved an average selling price of $0.15 per share had they sold their shares during the Measurement Period. The warrants are exercisable at an exercise price of $0.00 no additional funds need be provided by the holders in order to exercise the warrants and to obtain the underlying shares once the milestone set forth above that allows for exercise is met. As the Measurement Period has not yet passed, the number of shares of common stock for which the Warrants may be redeemed is not yet determinable. For example if the average trading price of our common stock for the three-month period following the 12th month was $.10 the warrant holder is due $.05 of stock value.  Therefore they would be issued an additional  ½ shares of common stock ($.05 due / $.10 average value =  ½.)  If the average trading price of our common stock for the three-month period following the 12th month was $.20 the warrant holder is due no additional stock value.  Therefore no additional shares of stock would need to be issued.  If the average trading price of our common stock for the 60 days following the 24th month was $.03 the warrant holder is due $.12 of stock value.  Therefore, because of the two share maximum, they would be issued an additional 2 share of common stock ($.12 due / $.03 average value = 4 reduced to 2 because of maximum.)